UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

 PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2012

Commission File Number 001-32689

SUNTECH POWER HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

9 Xinhua Road

New District, Wuxi

Jiangsu Province 214028

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐   No ☒

SUNTECH POWER HOLDINGS CO., LTD.

Form 6-K

Signature		3

Ex-99.1	Company Information and Selected Financial Data

Ex-99.2	Risks Factors

Ex-99.3	Operating and Financial Review and Prospects

Ex-99.4	Directors, Senior Management and Employees and Related Party Transactions

Ex-99.5	Audited Consolidated Financial Statements as of December 31, 2010 and 2011 and for the Years Ended December 31, 2009, 2010 and 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.

By:	/s/ Kim H. Liou
Name:	Kim H. Liou
Title:	General Counsel

Date: April 27, 2012